

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2012

Via E-mail
Ms. Cindy B. Taylor
President and Chief Executive Officer
Oil States International, Inc.
Three Allen Center
333 Clay Street, Suite 4620
Houston, Texas 77002

> **Re:** **Oil States International, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 9, 2012**
> **File No. 1-16337**

Dear Ms. Taylor:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your Form 10-K, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Executive Compensation Discussion and Analysis, page 16

1.   We note your disclosure that the compensation committee periodically benchmarks the company's executive compensation against that of comparable companies and that, specifically in 2011, the committee determined to institute base salary increases for all of the named executive officers and grant special awards of restricted stock and performance-based equity awards to Ms. Taylor, all based on comparisons to peer group data. Please revise your disclosure to explain in greater detail the comparisons that the committee made. For example, where you state on page 18, with respect to the base salary increases, that "the evaluated executives' base pay was below the mid-point of similarly classified executives in the industry and marketplace," clarify the named

executive officers to whom you are referring and, for each one, disclose the percentile which the committee sought for that officer's compensation. See Item 402(b)(2)(xiv) of Regulation S-K.

2.   We note your disclosure on page 24 that "[t]he Committee, from time to time, utilizes consultants to provide independent advice on executive compensation matters and to perform specific project-related work." Please revise your disclosure to clarify whether the committee utilized a consultant during the last completed fiscal year. If so, identify the consultant, describe the nature and scope of its assignment, and describe the material elements of the instructions or directions given to the consultant. See Item 407(e)(3)(iii) of Regulation S-K.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Alexandra M. Ledbetter (Staff Attorney) at (202) 551-3317 or, in her absence, Timothy S. Levenberg (Special Counsel) at (202) 551-3707 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director